UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2019

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD

(Exact name of Registrant as specified in its Charter)

29E, A.U. Tower
Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒           Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)) ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)) ☐

The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statement File No. 333-219645 and Form S-8 Registration Statements File Nos. 333-184408 and 333-219646, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

Explanatory Note

Amira Nature Foods, Ltd. is filing this form 6K containing interim financial results (“Management Results”) for the six months  ended September 30, 2018. These Management results have been prepared by the management in accordance with applicable GAAPs .These Management results have not been reviewed by the Auditors. These management results when audited may or may not vary up to 10%.

The Group's subsidiaries are those entities which it directly or indirectly controls. Control over an entity is evidenced by the Group's ability to exercise its power in order to affect any variable returns that the Group is exposed to through its involvement with the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group and are deconsolidated from the date that control ceases. Notably Amira India announced conversion of its debt to equity in second half of fiscal year 2019. This conversion resulted in Amira Mauritius holding of Amira India at 49.8% post September 30, 2018. Accordingly, while for the purposes of these management results Amira India has been consolidated as of September 30, 2018 there is likelihood that Amira India shall not be consolidated (Line item level) as of March 31, 2019 and instead be accounted for under IAS 28. The Group is evaluating the impact and will make appropriate financial results for the annual period ending March 31, 2019.

Management results include consolidated statements of financial position of Amira Nature Foods Ltd and its subsidiaries (‘the Company’) as of September 30, 2018 and March 31 2018, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for the six months ended September 30, 2018 and  the related notes (collectively referred to as the “financial statements” or “Management Results” or “Interim financial results”).

CONVENTIONS USED IN THIS REPORT

In this report (this “Report”), unless otherwise stated or unless the context otherwise requires, references to (i) “ANFI” are to Amira Nature Foods Ltd, a British Virgin Islands business company; (ii) references to “Amira Mauritius” are solely to Amira Nature Foods Ltd, a Mauritius company and ANFI’s wholly owned subsidiary; and (iii) “APFPL” or “Amira India” are to Amira Pure Foods Private Limited, and its subsidiaries, including Amira I Grand Foods Inc., Amira Food Pte. Ltd., Amira Foods (Malaysia) SDN. Bhd., Amira C Foods International DMCC, Amira Basmati Rice GmbH EUR, Basmati Rice North America LLC, Amira G Foods Limited, Amira Ten Nigeria Limited. References to “us”, “we”, “our” or the “Company” or the “Group” includes ANFI and its subsidiaries.

In this Report, references to “India” are to the Republic of India, references to “BVI” are to the British Virgin Islands, and references to “Mauritius” are to the Republic of Mauritius. References to “$”, “USD” , “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.”, “Rupees”, “INR” or “Indian Rupees” are to the legal currency of India.

The condensed interim consolidated financial statements for the six months ended September 30, 2018 and notes thereto included elsewhere in this Report have been prepared in compliance with International Accounting Standard (IAS) 34, “Interim financial reporting” as issued by International Accounting Standards Board (IASB). These condensed interim consolidated financial statements should be read in conjunction with the Group’s annual consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2018 (the “Annual Report”). References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30, and December 31. References to a year other than a “fiscal” are to the calendar year ended December 31.

In this Report, references to our “international sales” are to those sales which are made to international markets outside of India. In this Report, references to increase/ decrease in percent for the financial statement items have been computed based on absolute figures reported. We also refer in various places within this report to earnings before interest, tax, depreciation and amortization (EBITDA), adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt, which are non-IFRS measures and are more fully explained in the section titled “Non-IFRS Financial Measures”. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB.

FORWARD-LOOKING STATEMENTS

This report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “except,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. There is no assurance that our current expectations and projections are accurate. These forward-looking statements include, but are not limited to:

•

our goals and strategies;

•

our operations and expansion plans;

•

our future business development, results of operations, financial condition and financial statements;

•

our ability to protect our intellectual property rights;

•

projected revenue, EBITDA, adjusted EBITDA, profits, adjusted profits, earnings, adjusted earnings and other estimated financial information;

•

our ability to maintain strong relationships with our customers and suppliers;

•

governmental policies regarding our industry; and

•

the impact of legal proceedings.

You should not place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Risk Factors” appearing in our Annual Reports found on the SEC’s website located at www.sec.gov. Those risks are not exhaustive of all risks impacting our business and operations. We operate in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for us to predict all risks impacting our business and operations. Additionally, we cannot assess the impact of all risks on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

Results of Operations and Financial Position

Following this page are our condensed interim consolidated financial position as of September 30, 2018 and our financial results for the six months ended September 30, 2018.

Amira Nature Foods Ltd

Condensed Consolidated Statements of Financial Position

(Amounts in USD)
As at September 30, 2018 (Unaudited)
ASSETS
Non-current
Property, plant and equipment	$15,018,945
Goodwill	1,488,754
Other intangible assets	1,292,764
Deferred tax assets (Net)	1,028,916
Other long-term financial assets	135,551
Total non-current assets	$18,964,930

Current
Inventories (Note 8)	$114,972,208
Trade receivables	216,177,924
Other financial assets	2,270,458
Prepayments (Note 9)	64,176,088
Current tax assets	446,387
Other current assets	453,276
Cash and cash equivalents	6,466,100
Total current assets	$404,962,441
Total assets	$423,927,371

EQUITY AND LIABILITIES
Equity
Share capital	$23,026
Share premium	135,975,862
Other reserves	(7,920,676)
Retained earnings	50,937,881
Equity attributable to shareholders of the Company	$179,016,093
Equity attributable to non-controlling interest	15,665,022
Total equity	$194,681,115

Liabilities
Non-current liabilities
Defined benefit obligations	$256,766
Debt	5,870,331
Deferred tax liabilities (Net)	-
Total non-current liabilities	$6,127,097

Current liabilities
Trade payables	$1,664,629
Debt (Note 10)	206,823,072
Current tax liabilities (net)	-
Other financial liabilities	14,098,349
Other current liabilities	533,109
Total current liabilities	$223,119,159
Total liabilities	$229,246,256
Total equity and liabilities	$423,927,371

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

Amira Nature Foods Ltd

Condensed Consolidated Statements of Profit or Loss

(Amounts in USD)
Six months ended September 30, 2018 (Unaudited)
Revenue	$123,664,979
Other income	146,244
Cost of material	(55,505,216)
Change in inventory of finished goods	(46,178,421)
Employee benefit expenses	(2,510,115)
Depreciation and amortization	(572,220)
Freight, forwarding and handling expenses	(189,018)
Other expenses	(62,108,461)
$(43,252,228)
Finance costs	(3,989,386)
Finance income	-
Other gains and (losses)	(701,974)
Profit before tax for the period	$(47,943,588)
Income tax expense	29,223

Profit after tax for the period	$(47,914,365)
Profit after tax attributable to:
Shareholders of the Company	$(40,877,135)
Non-controlling interest	$(7,037,230)

Earnings per share
Basic earnings per share (Note 7)	$(1.06)
Diluted earnings per share (Note 7)	$(1.06)

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

Amira Nature Foods Ltd

Condensed Consolidated Statements of Comprehensive Income

(Amounts in USD)
Six months ended September 30, 2018 (Unaudited)
Profit after tax for the period	$(47,914,365)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Available for sale financial assets:
Current period gain/(loss)	(68,095)
Reclassification to profit or loss	-
Income tax	23,566
$(44,529)
Cash flow hedging reserve:
Current period gain/(loss)	-
Reclassification to profit or loss	-
Income tax	-
$-

Currency translation reserve	(661,341)

Other comprehensive income/(loss) for the period, net of tax	$(705,870)
Total comprehensive income for the period	$(48,620,235)

Total comprehensive income/(loss) for the period attributable to:
Shareholders of the Company	$(41,391,242)
Non-controlling interest	$(7,228,993)

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

Amira Nature Foods Ltd

Condensed Consolidated Statements of Changes in Equity

			Other reserves								(Amounts in USD)
	Share capital	Share premium	Share-based compensation reserve	Reserve for available for sale financial assets	Currency translation Reserve	Cash flow hedging Reserve	Restructuring Reserve	Retained Earnings	Equity attributable to shareholders of the Company	Equity attributable to non – controlling interest	Total equity
Balance as at April 1, 2018 (Audited)	$18,256	$134,383,090	$6,480,802	$39,838	$(23,421,068)	$-	$9,398,927	$91,815,016	$218,714,861	$22,894,015	$241,608,876
Issue of shares (Note 5)	4,770	1,592,772	(1,597,542)	-	-	-	-	-	-	-	-
Share based compensation	-	-	1,692,474	-	-	-	-	-	$1,692,474	-	$1,692,474
Transactions with Owner - Loan repayment	-	-	-	-	-	-	-	-	-	-	-
Profit after tax for the period	-	-	-	-	-	-	-	(40,877,135)	$(40,877,135)	(7,037,230)	$(47,914,365)
Other comprehensive income /(loss) for the period	-	-	-	(37,658)	(476,449)	-	-	-	$(514,107)	(191,763)	$(705,870)
Total comprehensive income/(loss) for the period	$-	$-	$-	$(37,658)	$(476,449)	$-	$-	$(40,877,135)	$(41,391,242)	$(7,228,993)	$(48,620,235)
Balance as at September 30, 2018 (Unaudited)	$23,026	$135,975,862	$6,575,734	$2,180	$(23,897,517)	$-	$9,398,927	$50,937,881	$179,016,093	$15,665,022	$194,681,115

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

Amira Nature Foods Ltd

Condensed Consolidated Statements of Cash Flows

(Amounts in USD)
Six months ended September 30, 2018 (Unaudited)
(A) CASH FLOW FROM OPERATING ACTIVITIES
Profit before tax for the period	$(47,943,588)
Adjustments for non-cash items	25,604,212
Adjustments for non-operating incomes and expenses	3,816,820
Changes in operating assets and liabilities	9,567,980
$(8,954,576)
Income taxes paid	10
Net cash used in operating activities	$(8,954,566)

(B) CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	$-
Proceeds from term deposits	-
Investments in term deposits	263,248
Interest income	457
Net cash generated from investing activities	$263,705

(C) CASH FLOWS FROM FINANCING ACTIVITIES
Net (repayment of)/ proceeds from short term debt	3,621,145
Proceeds from long term debt	5,857,222
Repayment of long term debt	(12,905)
Interest paid	(3,393,948)
Net cash used in financing activities	$6,071,514

(D) Effect of change in exchange rate on cash and cash equivalents	7,868,808
Net decrease in cash and cash equivalents (A+B+C+D)	$5,249,461
Cash and cash equivalents at the beginning of the period	1,216,640
Cash and cash equivalents at the end of the period	$6,466,100

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

Amira Nature Foods Ltd

Notes to condensed interim consolidated financial statements

1.

Background and nature of operations

Amira Nature Foods Ltd (‘‘ANFI” or ‘‘the Company’’) and its subsidiaries (hereinafter together referred to as ‘‘Amira’’ or “the Group’’) are engaged primarily in the business of processing and selling packaged specialty rice, primarily basmati rice and other food products. The Company sells its products to a diverse mix of retail customers and distributors in India and internationally (including Asia Pacific, Europe, Middle East, North Africa and North America). The Group has currently one rice processing plant which is located in Gurgaon, India and another in Krefeld, Germany.

ANFI was incorporated on February 20, 2012 and is domiciled in the British Virgin Islands. The Company’s principal office is located at 29E, A.U. Tower Jumeirah Lake Towers Dubai, United Arab Emirates. ANFI completed its initial public offering (“IPO”) in October 2012 and is currently listed on the New York Stock Exchange (“NYSE”).

2.

Basis of preparation

These condensed interim consolidated financial statements are prepared in compliance with International Accounting Standard (IAS) 34, “Interim financial reporting” as issued by International Accounting Standards Board (IASB). These condensed interim consolidated financial statements should be read in conjunction with the Group’s annual consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2018.

The accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year ended March 31, 2018.

3.

New standards/amendments relevant for the Group adopted from April 1, 2018

On April 1, 2018, the Group adopted new accounting policies where necessary to comply with amendments to IFRS.

IFRS 9 Financial Instruments:

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted and is applied retrospectively, except for the hedge accounting requirements which are applied prospectively.

It replaces IAS 39’s measurement categories for financial assets as: fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) and amortized cost.

It introduces new impairment model, under which the “expected” credit loss are required to be recognized as compared to the existing “incurred” credit loss model of IAS 39.

We do not expect the standard to materially impact the measurement of our financial liabilities.

Under IFRS 9, the impairment of financial assets is measured under the ‘Expected Credit Loss’ (ECL) model, which uses a dual measurement approach, under which the loss allowance is measured as either twelve month expected credit losses or lifetime expected credit losses. The management is still evaluating the full impact of change in the impairment model of trade receivables. Owing to economic environment especially in India marked by credit tightening, demonetization, GST, VAT (in UAE), in quick succession and imperfect implementation and as explained in more detail in the risk factors, the expected credit loss on trade receivables has been recognized at $52.9 million. The transition adjustment (difference between the previous carrying amounts and the new carrying amounts) is recognized in the income statement.

4.

Related party transactions

Mr. Karan A. Chanana is the principal shareholder of ANFI. As of September 30, 2018, Mr. Karan A. Chanana and his affiliates held majority effective interest (including 7,005,434 ordinary shares issuable pursuant to the Exchange Agreement and 1,465,183 share options granted and vested (Note 6.1), pursuant to ANFI’s 2012 Omnibus Securities and Incentive Plan).

The Group's related parties include transactions with key management personnel ("KMP") and enterprises over which KMP are able to exercise control/significant influence. ANFI’s Director’s (both executive and others) and Ms. Anita Daing (a former Director of Amira Pure Foods Private Limited “APFPL”) are considered as KMP for related party transactions disclosures. Ms. Anita Daing was a director of Amira India until May 23, 2016.

4.1  Transactions with KMP

Six months ended
Transactions during the period	September 30, 2018 (Unaudited)
Short term employee benefits (including salary and bonus)	$398,796
Share-based compensation:
- expense recognized on share options granted (others)	-
- expense recognized on share awards granted (others)	94,932
Rent expense	-
Debt received from Related Parties	-
Debt repaid to Related Parties	(137,471)
Interest expense on loan from Related Parties	42,856

Outstanding Balances	September 30, 2018 (Unaudited)
Salary and bonus payable - to Mr. Karan A. Chanana	$-
Salary and bonus payable – to others	372,500
Advance payable
Loan and interest payable	16,232,564
Rent payable to Mr. Karan A. Chanana	21,926

All of the above payables are short term and carry no collateral.

4.2   Guarantee given by KMP

Mr. Karan A. Chanana, ANFI’s Chairman and Chief Executive Officer and Ms. Anita Daing, a former Director of APFPL have issued personal guarantees in favor of consortium of banks that granted APFPL its outstanding secured revolving credit facilities. Under these personal guarantees Mr. Karan A. Chanana and Ms. Anita Daing have guaranteed the repayment of secured revolving credit facilities up to a limit of $212,945,517 and $235,685,871 as at September 30, 2018 and March 31, 2018, respectively. ANFI has indemnified Mr. Karan A. Chanana and Ms. Anita Daing as permitted by its amended and restated memorandum and articles of association and pursuant to indemnification agreements entered into with them. Such indemnification will include indemnification for the personal guarantees provided by Mr. Karan A. Chanana and Ms. Anita Daing as described above. Ms. Anita Daing was a director of Amira India until May 23, 2016.

4.3   Share-based compensation to KMP

No share options granted by ANFI during the period ended September 30, 2018

4.4   Share exchange agreement with KMP (representing NCI)

19.6% in APFPL represents Non-controlling interest (“NCI”) held by Mr. Karan A. Chanana, and his affiliates. The NCI have entered into a share exchange agreement with ANFI (Note 5 and 7).

4.5   Transactions with enterprises over which KMP are able to exercise control/significant influence

None

5.

Equity

ANFI was incorporated in the British Virgins Islands on February 20, 2012 with unlimited authorized share capital and an issued share capital of $100 by issuing 100 shares for $1 per share. Thereafter, on May 24, 2012, a 1,000 for 1 share split was made increasing the number of shares to 100,000 with nominal value of $0.001 per share. The Company further made a 196.6 for 1 share split on October 15, 2012 thereby increasing the total number of shares to 19,660,000.

Shares issued and authorized are summarized as follows:

Shares issued and fully paid: as at September 30, 2018	No. of Shares
Balance as at April 1, 2012	19,660,000
Shares issued during the year ended March 31, 2013 (Public offering)	9,000,000
Shares issued under share-based compensation plan during the year ended March 31, 2013, 2014, 2015 and 2016 (net of shares 3,819 re-purchased and cancelled from a former Director of ANFI during year ended March 31, 2015)	299,498
Total Shares issued and fully paid as at March 31, 2016	28,959,498
Shares issued during the year ended March 31, 2017	2,233,264
Shares issued to Mr. Karan A. Chanana as consideration towards repayment of loan	416,667
Total shares issued and fully paid as at March 31, 2017	31,609,429
Shares issued** during the year ended March 31, 2018	3,744,198
Shares issued under S-8 during the nine months ended March 31, 2018	2,659,847
Total shares issued and fully paid as at March 31, 2018	38,013,474
Shares issued** during the year ended September 30, 2018	847,461
Shares issued under S-8 during the nine months ended September 30, 2018	1,498,740
Total shares issued and fully paid as at September 30, 2018 (A)	40,359,675
Shares issuable pursuant to exchange agreement* (B)	7,005,434
Total (C) = (A) + (B)	47,365,109

*    Represents ordinary shares issuable to NCI shareholders in APFPL pursuant to an exchange agreement.

**  Represents shares issued under share-based compensation plan (2012 & 2017 Omnibus Plan) and also otherwise.

6.

Share-based payments

ANFI has adopted and approved the 2012 Omnibus Securities and Incentive Plan, or 2012 Plan and also 2017 Omnibus Securities and Incentive Plan or 2017 Plan, (collectively “The Plan”). The Plan is a comprehensive incentive compensation plan under which the management can grant equity-based and other incentive awards to officers, employees, directors and consultants and advisers to ANFI and its subsidiaries.

The Plan provides for the granting of Distribution Equivalent Rights, Incentive Share Options, Non-Qualified Share Options, Performance Share Awards, Performance Unit Awards, Restricted Share Awards, Restricted Share Unit Awards, Share Appreciation Rights, Tandem Share Appreciation Rights, Unrestricted Share Awards or any combination of the foregoing, to key management employees and non-employee Directors of, and non-employee consultants of, ANFI or any of its subsidiaries. However, incentive share options awards are solely for employees of ANFI. ANFI reserved a total of 3,962,826 ordinary shares for issuance as or under awards to be made under the 2012 Plan. ANFI reserved a total of 4,500,000 ordinary shares for issuance as or under awards to be made under the 2017 Plan.

Details of Share authorized for share based compensation as per 2012 Omnibus Securities and Incentive Plan	No. of Shares
Shares authorized for share-based compensation	8,462,826
Less: Share awards granted during the year ended March 31, 2013	(11,000)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on March 31, 2013	8,451,826
Less: Share awards granted during the year ended March 31, 2014	(3,997)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on March 31, 2014	8,447,829
Less: Share awards granted during the year ended March 31, 2015	(105,167)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on March 31, 2015	8,342,662
Less: Share awards granted during the year ended March 31, 2016	(179,334)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on March 31, 2016	8,163,328
Less: Share awards granted during the year ended March 31, 2017	(2,233,264)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on March 31, 2017	5,930,064
Less: Share awards granted during the year ended March 31, 2018	(3,744,198)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on March 31, 2018	2,185,866
Less: Share awards granted during the period ended September 30, 2018	(847,461)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on September 30, 2018	1,338,405

7.

Earnings per Share

Earnings per share have been calculated using ANFI’s outstanding ordinary shares which are reflected in the table below:

	Six months ended September 30, 2018 (Unaudited)
Profit attributable to Shareholders of the Company (A)	$(47,914,365)
Weighted average number of shares:
- For calculation of basic earnings per share (B)	38,393,146	#
- Dilutive impact of stock options as converted in equivalent number of shares (C)	-
For diluted earnings per share (D) = (B) + (C)	38,393,146
Basic earnings per share (A) ÷ (B)	$(1.06)
Diluted earnings per share (A) ÷ (D)	$(1.06)

The Company has granted an option to NCI shareholders in APFPL to exchange shares in ANFI at a pre- determined share exchange ratio. The exchange ratio is reflective of fair values of the shares and therefore, the option is not considered as dilutive.

#   The effect of total share options of 1,465,183 granted to Mr. Karan A. Chanana through the six months ended September 2018 was anti-dilutive and has not been considered in the computation of the diluted earnings per share for the six months ended September 30, 2018.

8.

Inventories

The cost of inventories expensed during the six months ended September 30, 2018 was $101,683,637.

During the six months ended September 30, 2018, the Group recognized $29,746 for inventory write downs.

9.

Prepayments

Prepayments comprise the following:

September 30, 2018
Prepaid expenses	$91,520
Advances to suppliers	64,084,568
Total	$64,176,088

10.

Current liabilities – Debt

September 30, 2018 (Unaudited)
Working capital loans	$190,297,865
Debt from Mr. Karan A. Chanana and affiliates	14,696,393
Debt from Other Body Corporates	536,698
$205,530,956
Add: Current portion of long term debt	1,292,116
Total current debt	$206,823,072

Working capital debt represents credit limits from banks with renewal period not exceeding one year. As of September 30, 2018, the Group's property, plant and equipment, trade receivables and inventories with a carrying value of $9,712,841, $66,419,913 and $104,099,785, respectively have been pledged as collateral to secure repayment of these debts. This working capital debt carries floating rates of interest.

Debt from Mr. Karan A. Chanana, ANFI’s Chairman and Chief Executive Officer consists of a loan payable on demand which carries a fixed rate of interest of 11% per annum, compounded daily.

11.

Events after the reporting period

None.

12.

Authorization of financial statements

These condensed interim consolidated financial statements for the six months ended September 30, 2018 were approved and authorized for issue by the Board of Directors on March 31, 2019.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our condensed consolidated financial statements and the related notes included elsewhere in this Report. We urge you to carefully review and consider the various disclosures made by us in this Report and in our other SEC filings, including our Annual Report on Form 20-F for the year ended March 31, 2018. Some of the statements in the following discussion are forward-looking statements. See “Forward-Looking Statements.”

Overview

We are a leading global manufacturer, marketer and distributor of branded packaged specialty rice and other related food products, with sales across five continents around the world. We generate the majority of our revenue through the sale of Basmati rice, a premium long-grain variety of rice grown only in the geographically indicated region of the Indian sub-continent, as well as other specialty rice. We sell our products under our flagship Amira brand, as well as under other Company owned brands and third party brands. We have expanded our product offerings in recent years to include other value-add categories such as edible oils and organics. We also sell other products such as wheat, barley, legumes and other produce to large institutional customers. Our fourth generation leadership has built on a rich, century-old legacy and transformed Amira from a local family-run business to a publicly-listed globally focused packaged food company with a global leadership position in the high growth Basmati rice sector.

We sell our products globally in both emerging and developed markets through a broad distribution network. Our Amira branded products are currently sold by regional, national and global modern trade retail chains and retailers In emerging markets, our products are sold by global retailers and regional supermarkets (the “modern trade”), as well as a network of small, privately-owned independent stores (the “general trade” or “traditional retail”). We maintain a strong distribution platform into the restaurant channel and have long standing network of distributors, third party branded partners and institutional customers who sell our products throughout the world.

We have successfully expanded our distribution platform to reach customers across five continents around the world and we continue to invest resources to further establish the Amira brand as a premium, high quality, and packaged specialty rice brand. We also go to market under additional Company owned brands and sub-brands such as Atry, Dum, Guru, Sadry, Sativa, Amira Good Length and Amira Daily Fresh, which allow us to sell at multiple channels and various price points across the value chain to maximize our customer exposure. We have tailored our strategy to local market requirements and continuously focus on developing new value-added products to sell to our customers.

We have longstanding relationships with a large network of procurement agents and a large number of local Indian paddy farmers and rice millers which allow us to consistently source high-quality paddy/ rice. Over the past several years, we have also developed organic sourcing initiatives, which allow us to source and sell organic certified products in India, Europe and the United States. Additionally, we have relationships with several independent rice millers throughout India from whom we supplement our production capacity to fully meet our product needs. Meanwhile, our international operations also source products from outside India from time to time.

We primarily operate in the global packaged rice market and we have focused our efforts on premium, packaged, specialty rice, with a concentration in Basmati rice, a long-grain aromatic rice with favorable health attributes that can be grown only in the geographically indicated region of the Indian sub-continent. The global rice market is a large, staple market with stable growth, while specialty rice and specifically Basmati rice benefits from premium pricing and increasing consumption patterns. The global rice market represented approximately $275 billion in value based on benchmark rice export prices for the international rice trade, according to statistics from Horizon Research in 2012. The Indian rice industry was valued at approximately $50 billion in wholesale prices in 2013 according to the CRISIL equity research report on the Indian rice industry. CRISIL has also estimated the Indian Basmati rice market to be approximately $6.9 billion in fiscal 2014, of which approximately 30% was sold in India and approximately 70% was sold internationally. In recent years, the Basmati rice segment has benefited from increased consumption trends both in India and internationally. According to information provided by WASDE and Jefferies LLC research estimates from September 2016, domestic consumption of Indian Basmati rice has increased at a 10% CAGR over the past 10 years, while international sales volumes of Indian Basmati rice have increased at a 13% CAGR over the same time period.

As of September 30, 2018, we had 135 full time employees, respectively. We support our sales force using a marketing strategy including extensive media advertising in both Indian and international markets. We use television, radio and print advertisements to reach our end users in order to promote the Amira brand name.

Corporate Structure

During the six months ended September 30, 2018, corporate structure is presented below.

(1)

Includes non-controlling interest in Amira India of 19.6% (after considering Share options granted and vested through September 31, 2018). Also, assumes the completion of the purchase by Mr. Karan A. Chanana of 1,500,000 equity shares of Amira India.

(2)

International  subsidiaries include:

•

Amira I Grand Foods Inc.

•

Amira Food Pte. Ltd.

•

Amira C Foods International DMCC

•

Amira Foods (Malaysia) SDN. BHD.

•

Amira Ten Nigeria Limited

(3)

Subsidiaries include:

•

Amira K.A. Foods International DMCC

•

Amira Grand I Foods Inc.

•

Basmati Rice North America LLC

•

Amira G Foods Limited

(4)

Subsidiaries include

Amira Basmati Rice GmbH EUR (formerly known as Basmati Rice GmbH Europe)

On February 17, 2017, Mr. Karan A. Chanana completed a gift of 3,500,000 restricted shares to JDIF TRUSTEES SARL as Trustees of the XEATON5 Trust dated November 3, 2016. Mr. Karan A. Chanana's spouse and children are the beneficiaries of the Xeaton 5 Trust.

We own 80.4% of Amira India and have consolidated its financial results in the financial statements included in this Annual Report. As a result, the remaining 19.6% of Amira India that is not owned by ANFI has been reflected in our consolidated financial statements as a non-controlling interest and accordingly, the profit after tax attributable to equity shareholders of ANFI has been reduced by a corresponding percentage. Refer exhibit 99.2, which sets forth our significant subsidiaries as of September 30, 2018.

The Group's subsidiaries are those entities which it directly or indirectly controls. Control over an entity is evidenced by the Group's ability to exercise its power in order to affect any variable returns that the Group is exposed to through its involvement with the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group and are deconsolidated from the date that control ceases. Notably Amira India announced conversion of its debt to equity in second half of fiscal year 2019. This conversion resulted in Amira Mauritius holding of Amira India at 49.8% post September 30, 2018. Accordingly while for the purposes of these management results Amira India has been consolidated as of September 30, 2018 there is likelihood that Amira India shall not be consolidated (Line item level) as of March 31, 2019 and instead be accounted for under IAS 28. The Group is evaluating the impact and will make appropriate financial results for the annual period ending March 31, 2019.

Results of Operations

Our results of operations for the six months ended September 30, 2018 were as follows:

Six months ended
September 30, 2018 (Unaudited)
Revenue	$123,664,979
Other income	146,244
Cost of material	(55,505,216)
Change in inventory of finished goods	(46,178,421)
Employee benefit expenses	(2,510,115)
Depreciation and amortization	(572,220)
Freight, forwarding and handling expenses	(189,018)
Other expenses	(62,108,461)
$(43,252,228)
Finance costs	(3,989,386)
Finance income	-
Other gains and (losses)	(701,974)
Profit before tax for the period	$(47,943,588)
Income tax expense	29,223

Profit after tax for the period	$(47,914,365)
Profit after tax attributable to:
Shareholders of the Company	$(40,877,135)
Non-controlling interest	$(7,037,230)

Earnings per share
Basic earnings per share	$(1.06)
Diluted earnings per share	$(1.06)

(1)

Basic earnings per share is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that is not owned by us, by the number of our weighted average outstanding ordinary shares, during the applicable period. Diluted earnings per share is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that is not owned by us, by the number of our weighted average outstanding ordinary shares adjusted by the dilutive impact of equivalent stock options granted. For six months ended September 30, 2018, the effect of total share options of 1,465,183 granted to Mr. Karan A. Chanana through September 30, 2018 was anti-dilutive and as per IAS 33 “Earnings per share”, therefore has not been considered in the computation of the diluted earnings per share. For six months ended September 30, 2018, the dilutive impact of total share options of 1,465,183 granted to Mr. Karan A. Chanana through September 30, 2018, was anti-dilutive and hence these were not considered in the computation of basic and diluted earnings per share in the table above.

Liquidity and Capital Resources

As of September 30, 2018, we had debt and liabilities in the following amounts:

•

secured revolving credit facilities, aggregating $154.8 million;

•

other facilities, aggregating $36.1 million;

•

related party debt, aggregating $14.7 million;

•

term loan facilities (including current portion of long term debt amounting to $7.1 million), aggregating $1.3 million;

•

vehicle loans (including current portion of vehicle loan amounting to $0.03 million), aggregating $0.02 million; and

•

trade payables, aggregating $1.7 million.

Debt incurred under our secured revolving credit facilities bears interest at variable rates of interest, determined by reference to the relevant benchmark rate. Most of our debt is denominated in Rupees.

As of September 30, 2018, we had the following undrawn financing facilities which remained available for drawdown under existing financing arrangements:

September 30, 2018 (Unaudited)
Working capital - fund based		$-
Total	$

Our secured revolving credit facilities have been provided to us by a consortium of 11* banks (Canara Bank, ICICI Bank, Oriental Bank of Commerce, Indian Overseas Bank, Yes Bank, Bank of India, State Bank of India, State Bank of Hyderabad, Bank of Baroda, Vijaya Bank, Punjab National Bank and IDBI Bank), while the term loan facilities have been provided by ICICI Bank and Bank of Baroda. (*State Bank of India and State Bank of Hyderabad (two of the banks comprising of the consortium) merged during the year)

ANFI has indemnified its Directors and Officers, including Mr. Karan A. Chanana, in accordance with its amended and restated memorandum and articles of association and indemnification agreements entered into with Directors and Officers. Such indemnification includes indemnification for Mr. Chanana’s and Ms. Daing’s personal guarantees.

Under the terms of some of Amira India’s current secured revolving credit facilities (representing less than 10% of our total debt outstanding as of September 30, 2018), we need the consent of lenders under our current secured revolving credit facilities to declare dividends for any year except (i) out of profits relating to that year after meeting all the financial commitments to the bank(s) and making all other due and necessary provisions and (ii) that no default had occurred in any repayment obligations during the year. Additionally, such financing arrangements contain limitations on Amira India’s ability to:

•

incur additional indebtedness,

•

effect a change in Amira India’s capital structure,

•

formulate any merger or other similar reorganization such as a scheme of amalgamation,

•

implement a scheme of expansion, diversification, modernization,

•

make investments by way of shares/debentures or lend or advance funds to or place deposits with any other company, except in the normal course of business, and

•

create any charge, lien or encumbrance over its assets or any part thereof in favor of any financial institution, bank, company or persons.

We believe that our current cash and cash equivalents, cash flow from operations, debt incurred under our secured revolving credit facilities and other short and long-term loans will be sufficient to meet our anticipated regular working capital requirements and our needs for capital expenditures for at least the next 12 months. We may, however, require additional cash resources to fund the working capital and development of our new processing facility or to respond to changing business conditions or other future developments, including any new investments or acquisitions we may decide to pursue.

Since we are currently a holding company, we do not generate cash from operations in order to fund our expenses. Restrictions on the ability of our subsidiaries to pay us cash dividends may make it impracticable for us to use such dividends as a means of funding our expenses. However, in the event that we require additional cash resources, we may conduct certain international operations or transactions through ANFI using transfer pricing principles that involve Amira India or its trading affiliates, or seek third-party sources of debt or equity financing.

Inflation

Our results of operations and financial condition have historically not been significantly affected by inflation because we were able to pass most, if not all, increases in raw materials prices on to our customers through price increases on our products.

Off-Balance Sheet Arrangements

As of September 30, 2018, we had no off-balance sheet arrangements, other than items disclosed under Note 4.2 “Guarantees given by KMP” to the unaudited condensed interim consolidated financial statements.

Critical Accounting Policies and Estimates

For information regarding Critical Accounting Policies and Estimates, see Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – “Critical Accounting Policies and Estimates” contained in the Company’s annual report on Form 20-F for the year ended March 31, 2018. There have been no material changes since March 31, 2018 to the critical accounting policies and estimates.

New standards/amendments relevant for the Group adopted from April 1, 2018 and new standards/amendments issued but not yet effective relevant for the Group

There is no material impact due to adoption of new standards/amendments relevant for the Group from April 1, 2018. The accounting pronouncements which were not effective as of September 30, 2018 and have not been applied in preparing these condensed interim consolidated financial statements.

IFRS 9 Financial Instruments:

In July 2014, the International Accounting Standards Board issued the final version of IFRS 9, Financial Instruments. The standard reduces the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in other comprehensive income.

IFRS 9 replaces the ‘incurred loss model’ in IAS 39 with an ‘expected credit loss’ model. The measurement uses a dual measurement approach, under which the loss allowance is measured as either 12 month expected credit losses or lifetime expected credit losses. The standard also introduces new presentation and disclosure requirements.

The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. We are in the process of determining the method of adoption and assessing the impact of IFRS 9 on our consolidated results of operations, cash flows, financial position and disclosures.

IFRS 15 Revenue from Contracts with Customers:

In May 2014, the International Accounting Standards Board and Financial Accounting Standards Board jointly issued IFRS 15, Revenue from Contracts with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted.

In September 2015, the IASB issued an amendment to IFRS 15, deferring the adoption of the standard to periods beginning on or after January 1, 2018 instead of January 1, 2017.

In April 2016, the IASB has amended IFRS 15. The amendments provide clarifications to apply the principles of IFRS 15 and some additional transitional relief to companies.

The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. We are in the process of determining the method of adoption and assessing the impact of IFRS 15, the impact on consolidated financial statements is not expected to be material.

Non-IFRS Financial Measures

In evaluating our business, we consider and use the non-IFRS measures EBITDA, adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt as supplemental measures to review and assess our operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define:

(1)   EBITDA as profit after tax plus finance costs (net of finance income), income tax expense and depreciation and amortization;

(2)   adjusted EBITDA, as EBITDA plus non-cash expense for share-based compensation for the six months ended September 30, 2018, and Expected Credit Loss (IFRS 9 transition) for the six month ended September 30, 2018;

(3)   adjusted profit after tax, as profit after tax plus  non-cash expense for share-based compensation for the six months ended September 30, 2018  and Expected Credit Loss (IFRS 9 transition) for the six month ended September 30, 2018;

(4)   adjusted earnings per share as the quotient of: (a) adjusted profit after tax and (b) the sum of our weighted average number of shares (including dilutive impact of share options granted) for the applicable period and the ordinary shares subject to the exchange agreement between us and the non-controlling shareholders of Amira India; during the applicable period;

(5)   adjusted net working capital as total current assets minus: (a) total current liabilities (b) cash and cash equivalents and plus current debt; and

(6)   net debt as total current and non-current debt minus cash and cash equivalents.

We use both EBITDA and adjusted EBITDA as measures of operating performance to assist in comparing performance from period to period on a consistent basis, as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations and as a performance evaluation metric, including as part of assessing and administering our executive and employee incentive compensation programs. We believe that the use of both EBITDA and adjusted EBITDA as non-IFRS measures facilitates investors’ assessment of our operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative finance or interest expenses), non-recurring IPO-related expenses, one time legal and professional charges for defending class action suits, the book amortization of intangibles (affecting relative amortization expenses), the age and book value of property and equipment (affecting relative depreciation expenses) and other non-cash expenses. We also present these non-IFRS measures because we believe they are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tool, and when assessing our operating performance, investors should not consider it in isolation, or as a substitute for profit/ (loss) or other consolidated statements of operations data prepared in accordance with IFRS. Some of these limitations include, but are not limited to:

•

it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•

it does not reflect changes in, or cash requirements for, our working capital needs;

•

it does not reflect the finance or interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt;

•

it does not reflect income taxes or the cash requirements for any tax payments;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net profit and EBITDA do not reflect any cash requirements for such replacements; and

•

other companies may calculate EBITDA differently than we do, limiting the usefulness of this non-IFRS measure as a comparative measure.

We compensate for these limitations by relying primarily on our IFRS results and using non-IFRS measures only as supplemental information.

We present adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt because we believe these measures provide additional metrics to evaluate our operations and, when considered with both our IFRS results and the reconciliation to profit after tax, basic and diluted earnings per share, working capital and total current and non-current debt, respectively, provide a more complete understanding of our business than could be obtained absent this disclosure. We also believe that these non-IFRS financial measures are useful to investors in assessing the operating performance of our business after reflecting the adjustments described above.

In the following tables we have provided reconciliation of non-IFRS measures to the most directly comparable IFRS measure:

1.

Reconciliation of profit after tax to EBITDA and adjusted EBITDA:

Six months ended September 30, 2018
Profit after tax (PAT)	$(47,914,365)
Add: Income tax expense	(29,223)
Add: Finance costs (net of finance income)	3,989,386
Add: Depreciation and amortization	572,220
EBITDA	$(43,381,982)
Add: Non-cash expenses for share-based compensation	355,891
Add: One-time legal & professional charges	-
Add: Expected Credit Loss (IFRS 9 transition)	52,937,361
Adjusted EBITDA	$9,911,270

2.

Reconciliation of profit after tax to adjusted profit after tax:

Six months ended September 30, 2018
Profit after tax (PAT)	$(47,914,365)
Add: Non-cash expenses for share-based compensation	355,891
Add: One-time legal & professional charges	-
Add: Expected Credit Loss (IFRS 9 transition)	52,937,361
Adjusted profit after tax	$5,378,887

3.

Reconciliation of earnings per share and adjusted earnings per share:

		Six months ended September 30, 2018
Profit after tax (PAT)		$(47,914,365)
Profit attributable to Shareholders of the Company	(A)	$(40,877,133)
Weighted average number of shares (for basic earnings per share)	(B)	38,393,146
Dilutive impact of share options as converted in equivalent number of shares	(C)	-
Weighted average number of shares (for diluted earnings per share)	(D) = (B) + C)	38,393,146
Basic earnings per share as per IFRS	(A) ÷ (B)	$(1.06)
Diluted earnings per share as per IFRS	(A) ÷ (D)	$(1.06)

Shares issuable under share exchange agreement for non-controlling interest	(E)	7,005,434
Number of shares outstanding including shares for non-controlling interest	(F) = (D) + (E)	45,398,580
Profit after tax (PAT)		$(47,914,365)
Add: Non-cash expenses for share-based compensation		$355,891
Add: One-time legal & professional charges		-
Add: Expected Credit Loss (IFRS 9 transition)		52,937,361
Adjusted profit after tax	(G)	$5,378,887

Adjusted earnings per share	(G) ÷ (F)	$0.12

4.

Reconciliation of working capital (total current assets minus total current liabilities) and adjusted net working capital:

As at September 30, 2018
(Amount in $)
Current assets:
Inventories	114,972,208
Trade receivables	216,177,924
Derivative financial assets	-
Other financial assets	2,270,458
Prepayments	64,176,088
Current tax assets	446,387
Other current assets	453,276
Cash and cash equivalents	6,466,100
Total current assets	404,962,441

Current liabilities:
Trade payables	1,664,629
Debt	206,823,072
Current tax liabilities (net)	-
Derivative financial liabilities	-
Other financial liabilities	14,098,349
Other current liabilities	533,109
Total current liabilities	223,119,159

Working Capital (Total current assets minus Total current liabilities)	181,843,282
Less: Cash and cash equivalents	6,466,100
Add: Current debt	206,823,072
Adjusted net working capital	382,200,254

5.

Reconciliation of total current and non-current debt to net debt:

As at September 30, 2018
(Amount in $)
Current debt	206,823,072
Non-current debt	5,870,331
Total current and non-current debt as per IFRS	212,693,403
Less: Cash and cash equivalents	6,466,100
Net debt	206,227,303

LEGAL PROCEEDINGS

We are subject to litigation in the normal course of our business. Except as set forth below, we are not currently, and have not been in the recent past subject to any material legal, arbitration or government proceedings (including proceedings pending or known to be contemplated) that we believe could have a significant effect on our financial position or profitability.

On April 4, 2012, a vessel carrying rice owned by Amira C Foods International DMCC (“Amira C Foods”) with a market value of approximately $10 million arrived at the Subic Special Economic Zone (“SSEZ”) in the Port of Subic Bay, a free trade zone located in the Republic of the Philippines for purposes of temporary warehousing and trans-shipment. Metro Eastern Trading Corp (“Metro Eastern”) a registered “locator,” duly authorized and regulated by the Subic Bay Metropolitan Authority was engaged to unload, warehouse, and transship the vessel’s cargo. On May 15, 2012, the Collector of Customs (“COC”) in the Port of Subic Bay issued a warrant of seizure and detention to Metro Eastern alleging violation of certain sections of the Tariff and Customs Code of the Philippines. To protect its interests, on June 8, 2012, Amira C Foods intervened in the proceedings and argued that the COC lacked jurisdiction over the goods because they were never imported into the Philippines, but rather only transshipped into the SSEZ. The COC upheld seizure of the rice shipment and forfeiture of the goods to the Philippines on grounds that the shipment was imported into the Philippines without a valid import permit. This decision was upheld by the Commissioner of the Bureau of Customs (“BOC”), and Amira C Foods filed an appeal with the Court of Tax Appeals (the “CTA”).

On June 27, 2012, the rice subject of the warrant was sold to a related party for $11.4 million under an arrangement that effectively transferred all risks and rewards to the goods without any recourse or further obligation, other than Amira C Foods’ obligation to make best efforts to assist the purchaser in any regulatory, port and customs clearance required to transship the goods, the cost of which will be borne by the purchaser.

On October 17, 2012, the COC conducted a public auction for the seized rice and an entity named Veramar Rice Mill and Trading Company was declared as the highest bidder with a bid of Php 487 Million ($11.7 million at the rate of Php 41.18 to one U.S. dollar). Based on representations by BOC’s legal counsel during the hearing of October 22, 2012 before the CTA, the full bid amount was delivered to the COC and such amount was deposited in escrow to be released to the final prevailing party. Should the CTA find the forfeiture to be invalid, it will issue a ruling that the escrowed amount be released to Amira C Foods. The CTA case is currently at the trial stage Amira completing the presentation of its evidence-in-chief. The Republic will then present its evidence to refute the arguments raised by Amira in its Petition. Should the CTA rule against Amira C Foods, we intend to appeal the ruling.

The CTA case is currently pending. We do not believe that the Company will suffer any financial loss as a consequence of this proceeding.

RISK FACTORS

We are subject to certain risks and uncertainties. There have been no material changes since March 31, 2018 to the significant risk factors and uncertainties known to the Company that, if they were to occur, could materially adversely affect the Company’s business, financial condition, operating results and/or cash flow. For a discussion of the Company’s risk factors, refer to Item. 3D “Risk Factors”, contained in the Company’s annual report on Form 20-F for the year ended March 31, 2018. Additional risks and uncertainties that are not presently known or are currently deemed immaterial may also impair our business and financial results.

OTHER EVENTS

Earnings Press Release

On April 1, 2019, we issued a press release announcing our interim results for the period ended September 30, 2018. The press release is attached as Exhibit 99.1 and is incorporated by reference herein. The information contained in Exhibits 99.1 shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Exhibits
99.1	Press Release, dated April 1, 2019
99.2	List of Subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amira Nature Foods Ltd

By:	/s/ Varun Sethi
Name:	Varun Sethi
Title:	Chief Financial Officer

Dated: April 1, 2019